July 22, 2024

Lin Bao
Chief Financial Officer
Jayud Global Logistics Limited
Building 3, No. 7 Gangqiao Road, Li Lang Community
Nanwan Street, Longgang District
Shenzhen, China
(86) 0755-25595406

       Re: Jayud Global Logistics Limited
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed April 26, 2024
           File No. 001-41656
Dear Lin Bao:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2023
Financial Statements
Note 3 - Going Concern, page F-26

1. We note that your auditor includes an explanatory paragraph in the audit opinion indicating there is substantial doubt about your ability to continue as a going concern, which would be based in part on the auditor's consideration of management's plans to mitigate the underlying conditions or events pursuant to AS 2415.

       You provide corresponding disclosures in Note 3, regarding the evaluations that management performed of the conditions or events that raise substantial doubt about your ability to continue as a going concern, and of management's plans to mitigate the underlying conditions or events, to address the requirements in FASB ASC 205-40.
 July 22, 2024
Page 2

       However, you have disclosure on page 88 that is contrary to the views of the auditor and management as referenced above. Please address the inconsistency between your disclosure on page F-26, stating that management's plan cannot alleviate substantial doubt of your ability to continue as a going concern, and disclosure on page 88, stating
       that substantial doubt is alleviated by management   s plan.
Note 15 - Equity, page F-37

2. We note your disclosure on page F-38 indicating that U.S. $5 million received in January and February 2023 pursuant to a subscription agreement involving the issuance of 2 million Class A ordinary shares "to various third parties" during September 2022, was utilized to make "the reorganization payments." You appear to report corresponding reorganization payments of RMB 35 million in your Statements of Changes in
       Shareholders' Equity/(Deficit) and Statements of Cash Flows on pages F-6 and F-7.

       However, your disclosure on page F-8 indicates that RMB 35 million had already been paid by your wholly-owned subsidiary, Jayud Global Logistic (Hong
Kong) Limited
       (   JYD HK   ), in exchange for 100% of Shenzhen Jayud Logistics
Technology Co., Ltd
       (   JYD WLKJ   ), as part of the reorganization in September 2022.

       You disclose that your historical financial statements were prepared on a combined basis for periods in advance of the reorganization date, as if the reorganization occurred at the beginning of earliest period shown, and represent that all of the entities involved in the reorganization were under common control before and after the event.

       Please revise your disclosures to clarify whether the reorganization payments made in
       January and February 2023 correspond to the reorganization payments mentioned in referring to the acquisition of JYD WLKJ by JYD HK, stating the transaction "resulted in payment of RMB 35Mil for share purchase from initial shareholders."

       Tell us why this transaction is not mentioned in the corresponding disclosures about the reorganization on page F-10 of the Form F-1/A filed on March 21, 2023, or page F-8 of the Form 20-F filed on May 15, 2023, and if settlement did not occur until 2023, why you did not report a reorganization payment liability on the balance sheets that were presented on a combined/common control basis for dates prior to settlement.

       Please submit the accounting and disclosure revisions that you propose to provide clarification or to otherwise address the concerns outlined above and that would provide the following additional information.

             The terms of the arrangements under which reorganization payments were made, including the extent to which reorganization payments constitute a return of principal on loans made to the company or its subsidiaries by investors, return of capital related to prior equity investments, or share purchase consideration.

             The terms that would govern any incremental payments to shareholders or prior investors, regardless of the manner by which the payments would be characterized, or
 July 22, 2024
Page 3

           clarification if there are no other arrangements that could reasonably result in additional payments, other than in settlement of liabilities that have been appropriately recognized and reported in your financial statements.

             The identities of the recipients of the reorganization payments along with an indication of their relationship with the consolidated entity and its consolidated subsidiaries, to include the extent of any ongoing ownership interests and any change in their interests made in conjunction with the reorganization payments.

       With regard to the "share purchase from initial shareholders" described on page F-8, also provide us with an explanation of how you formulated the view that JYD WLKJ was under common control during periods prior to the reorganization, to include details of ownership before and after the exchange requiring the RMB 35 Mil payment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joseph Klinko at 202-551-3824 or John Cannarella at 202-551-3337 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation